ALANA L. GRIFFIN

Deputy General Counsel

Assistant Secretary

(706) 644-2485

alanagriffin@synovus.com

February 17, 2011

VIA EDGAR

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Synovus Financial Corp.

Form 10-K for the year ended December 31, 2009, filed March 1, 2010

Amendment Number One to Form 10-K for the year ended December 31, 2009, filed April 26, 2010

Schedule 14A, filed March 12, 2009

Amendment to Schedule 14A, filed March 12, 2009

Amendment to Schedule 14A, filed April 1, 2009

Form 10-Q for the quarterly period ended March 31, 2010

Form 10-Q for the quarterly period ended June 30, 2010

Form 10-Q for the quarterly period ended September 30, 2010

File No. 001-10312

Dear Mr. Clampitt:

Synovus Financial Corp., a Georgia corporation (the “Company” or in the first person notation, “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated December 2, 2010. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering in the Staff’s letter.

The proposed revised disclosures set forth in this letter are based on facts and circumstances as of the date of this letter and, accordingly, the Company notes that additional revisions may be required in future filings depending on the Company’s strategy, operations and financial performance at the time of such filing to ensure that the disclosures set forth in such future filings comply with applicable laws, including federal securities laws. Per our telephone discussions with the Staff, the proposed revised and additional disclosures contained in this response will be included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and all future applicable filings, and Synovus will not file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2009.

Form 10-K for the Fiscal Year ended December 31, 2009

Business. page 5

2009 Strategic Highlights, page 5 and F-63

1.	We note your response to comment 3 of our comment letter. As we requested, please provide to us and undertake to include in your future filings, revision of this section, to describe the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K, including but not limited to the following:

•	which types of loans you have sold and/or serviced in the past and in the present and your procedures for monitoring the loans that you retain including the market value of any collateral;

Response:

With the exception of certain commercial loan participations and Small Business Administration (SBA) guaranteed loans, Synovus does not service loans for others. At September 30, 2010, commercial loan participations and SBA loans serviced for others total approximately $553 million.

With respect to our procedures for monitoring the market value of the collateral underlying our loan portfolio, we will include the following subsection under a newly captioned “Credit Quality” section of “Item 1. Business” in the 2010 Form 10-K and other future filings.

“Monitoring of Collateral

Our loan portfolio and the collateral securing such loans is predominately in our five state market consisting of Georgia, Florida, South Carolina, Alabama, and Tennessee. Commercial and industrial (C&I) loans represent 43.0% of the total loan portfolio at December 31, 2010. These loans are predominately secured by owner-occupied and other real estate. Other types of collateral securing these loans consist primarily of marketable equipment, marketable inventory, accounts receivable, equity and debt securities, and time deposits. Total commercial real estate loans represent 38.7% of the total loan portfolio at December 31, 2010. These loans are primarily secured by commercial real estate, including 1-4 family properties, land, and investment properties. The collateral generally consists of the property being financed by the loans; however, collateral may also include real estate or other assets beyond the property being financed. Retail loans at December 31, 2010 totaled $3.95 billion, or 18.3%, of the total loan portfolio. Of this amount, $3.12 billion consists of consumer mortgages secured by first and second liens on residential real estate. Credit card loans represent $285.0 million of this amount and these loans are unsecured. Other retail loans represent $542.5 million of this amount, and they are primarily secured by collateral consisting of marketable securities, automobiles, time deposits, and cash surrender value of life insurance.

Synovus follows a risk-based approach as it relates to the credit monitoring processes for its loan portfolio. Synovus obtains updates of the fair value of the real estate collateral securing collateral-dependent impaired loans each calendar quarter. The fair value of the real estate securing these loans is generally determined based upon appraisals performed by a certified or licensed appraiser. Management also considers other factors or recent developments, such as selling costs and anticipated sales values considering management’s plans for disposition, which could result in adjustments to the collateral value estimates indicated in the appraisals. Synovus updates the values of collateral that is in the form of accounts receivable, inventory, equipment, and cash surrender value of life insurance policies at least annually and the values of collateral that is in the form of marketable securities and brokerage accounts at least monthly.

For credits that are not on impaired status, Synovus generally obtains a third-party appraisal of the value of the real estate collateral prior to each loan renewal. Additionally, if conditions warrant (e.g., loans that are not considered impaired but exhibit a higher or potentially higher risk), Synovus engages a third party to reappraise the value of the collateral on a more frequent basis. Examples of circumstances that could warrant a new appraisal on an existing performing credit include instances where local market conditions where the real estate collateral is located have deteriorated, the collateral has experienced damage (fire, wind damage, etc.), the lease or sell-out of the collateral has not met the original projections, and the net operating income of the collateral has declined. In circumstances where the collateral is no longer considered sufficient, Synovus seeks to obtain additional collateral.”

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disclose, if material, the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower’s only source of cash flow and only asset is the property that you are financing;

Response:

Our loan policy strongly discourages loans to legal entities formed for the limited purpose of the business to be financed where the borrower’s only source of cash flow and only asset is the property to be financed. We believe that the total amount of these loans is not material to our loan portfolio as a whole.

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quantify the amount and percentage of your loans that are unsecured and discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan);

Response:

Please refer to our response to the first bullet point of this comment with respect to the types of collateral that secure the various types of loans that we make and our response to Comment 6 below regarding loan guarantees.

In response to the Staff’s comment regarding the amount and percentage of our loans that are unsecured, we will include following subsection under a newly captioned “Credit Quality” section of “Item 1. Business” in our 2010 Form 10-K.

Unsecured Loans

At December 31, 2010, Synovus had unsecured loans totaling approximately $1.3 billion, which represents approximately 6.0% of total loans. This segment of our portfolio includes $285.0 million in credit card loans and approximately $910 million in commercial loans to borrowers that are primarily in the manufacturing, insurance, financial services, utilities, and religious organization sectors.

•	disclose your procedures for and the frequency with which you reappraise the value of your collateral;

Response:

Please refer to our response to the first bullet point of this comment for added disclosure regarding our procedures for and the frequency with which we reappraise the value of our collateral.

•	describe your historic and current policies on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit; and

Response:

In response to the Staff’s comment, we will include the following section under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2010 Form 10-K and other future filings.

“Loan Renewals and Modifications

In the normal course of business, Synovus may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the credit meets the underwriting criteria stated for such credit. While this policy has been in place for several years, the underwriting criteria are now stricter in light of the current economic environment. For example, loan to value limits are generally lower than they were two years ago, and debt to income limits are also lower than they were two years ago.

Additionally, as conditions warrant, Synovus extends, restructures, or otherwise modifies the terms of loans or other extensions of credit from time to time. Prior to the downturn in the economy, such instances were generally not common. And, when they occurred, they were generally in the form of an extension of maturity until the borrower could obtain an updated appraisal or updated financial statements. During the past two years, modifications in instances where the borrower is experiencing financial difficulties have become more common. Such restructurings are primarily in the form of a reduction in interest rate or extension of terms for less than one year.

Our policy for granting extensions or restructurings of retail loans is as follows:

•	The loan must be at least six months old;

•	One extension is permitted within a 12 month period;

•	Two payments can be extended at one time; and

•	Cumulative maximum number of payments extended cannot exceed one for each 12 months of loan term.

Our policy for granting extensions or restructurings of commercial loans is as follows:

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Brief extensions are intended for situations where the financial statements, tax returns, or other information required for a loan renewal are not available prior to the existing loan’s maturity, or for other non-recurring instances that warrant a brief extension of credit. Loans that are in “classified” status cannot be considered for an extension under this policy.

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Extensions or modifications of loans that are in “classified” status are not an acceptable practice unless done in connection with established and documented workout plans. A credit may only be extended on this basis one time before the annual renewal/review takes place.

All loan extensions, modifications, and restructurings are evaluated for determination as to whether the loan should be accounted for and reported as a “troubled debt restructuring.”

•	describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days.

In response to the Staff’s comment, we will include the following subsection under a newly captioned “Loan Renewals and Modifications” section (referenced above) of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2010 Form 10-K and other future filings.

“Restructuring of Past Due Loans

Loans that are past due in principal or interest for more than 90 days are placed on non-accrual status, unless the loan is well-secured and in the process of collection. Synovus’

historic and current policy prohibits making additional loans to a borrower or any related interest of a borrower who is on non-accrual status, except under certain workout plans and if such extension of credit aids with loss mitigation. Additionally, Synovus’ historic and current policy discourages making additional loans to a borrower or any related interest of the borrower who has a loan that is past due in principal or interest more than 90 days and remains on accruing status.”

2.	We note your response to comment 3 of our comment letter. Please revise your response in the proposed section entitled “Strategic Highlights” as follows:

•	revise the second bullet point entitled “Risk management” to describe in detail the following:

•	the “uniform underwriting standards” to which you refer and how they differ from previous standards;

•	the “enhanced loan concentration policy” and compare it to your previous policy before it was “enhanced;”

•	how your lending policies are “more conservative” than in the past;”

Response:

In response to the Staff’s comment, we will include the following subsection under a newly captioned “Lending Activities” section of “Item 1. Business” in our 2010 Form 10-K.

“Underwriting Approach

Recognizing that its loan portfolio is the primary source of revenue, Synovus’ management believes that proper and consistent loan underwriting throughout Synovus’ banking divisions is critical to Synovus’ long-term financial success. Synovus’ underwriting approach is designed to effectively govern the degree of assumed risk and ensure that its credit relationships conform to Synovus’ overall risk philosophy. Throughout 2009 and 2010, Synovus has transitioned its underwriting standards and key underwriting functions from a decentralized bank-by-bank approach to a more centralized regional approach and, finally, to a centralized organization-wide approach with the completion of its Charter Consolidation. All 30 of Synovus’ banking divisions now utilize the same loan policy and underwriting standards. These underwriting standards address collateral requirements; guarantor requirements (including policies on financial statement, tax return, and limited guarantees); requirements regarding appraisals and their review; loan approval hierarchy; standard consumer and small business credit scoring underwriting criteria (including credit score thresholds, maximum maturity and amortization, loan-to-value limits, global service coverage, and debt to income limits); commercial real estate and C&I underwriting guidelines (including minimum debt service coverage ratio, maximum amortization, minimum equity requirements, maximum loan-to-value ratios); lending limits; and credit approval authorities. Additionally, Synovus has implemented an enhanced loan concentration policy to limit and manage its exposure to certain loan concentrations, including commercial real estate. The enhanced loan concentration policy provides a more detailed program for portfolio risk management and reporting including limits on commercial real estate loans as a percentage of risk-based capital (in the aggregate and by loan type), large borrower concentration limits and monitoring, as well as portfolio mix monitoring. Synovus also utilizes a tiered credit approval process requiring larger loans to be approved by more senior bank officers as well as an independent senior credit officer, with the largest loans requiring approval of Synovus Bank’s Loan Committee. The centralized underwriting policy and philosophy also provides a more structured, and generally more conservative, approach to lending. For instance, loan-to-value limits on certain credits are now lower than regulatory requirements, large borrower concentration limits are now more explicit and lower than prior limits, and individual lending limits are also lower than before. Furthermore, beginning in 2008, Synovus established across all of its banking divisions more stringent underwriting requirements on certain types of commercial real estate lending, including loans for the purpose of financing shopping centers and hotels.

Prior to these initiatives, each of our 30 banking divisions had its own underwriting standards, and while they were generally similar to each other and the current standards, this transition emphasizes a one-company view of our operating structure and promotes greater consistency throughout Synovus’ lending operations.”

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revise the fourth bullet entitled “Strong deposits” to discuss the extent to which the Federal Reserve Bank, the FDIC and/or state banking regulators have urged you to reduce your dependence on brokered deposits and discuss the extent to which the percentage of deposits that are brokered deposits is average for banking institutions similar to you.

Response:

In connection with our Charter Consolidation and as part of the Memorandum of Understanding that Synovus Bank signed at that time (which was disclosed in Synovus’ Quarterly Report on Form 10-Q for the period ended June 30, 2010), we adopted a plan for liquidity and funding management that addressed, among other things, our short term and long term funding needs and sources. As part of that plan, which takes into account the run-off of Synovus Shared Deposits following the Charter Consolidation, we reduced our levels of brokered deposits. At December 31, 2010, national market brokered deposits represented 12.9% of Synovus’ total deposits compared to 18.4% at December 31, 2009.

In response to the Staff’s comment, we intend to include the following disclosure under the “Deposits” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our 2010 Form 10-K and other future filings.

“Prior to the Charter Consolidation, a component of Synovus’ deposit growth was through the offering of Shared Deposit products. The Charter Consolidation resulted in the inability to offer the Shared Deposit products in the future. From the date of completion of the Charter Consolidation, Synovus’ Shared Deposit customers had a six month grace period, per FDIC regulations, during which their total deposit would remain fully insured. This grace period expired on December 1, 2010. Additionally, during this grace period, Shared Deposit customers whose CDs matured during the grace period could elect to renew their Shared CD on a fully insured basis for the same term. While Synovus has aggressively pursued retention of this deposit base, there can be no assurance that a significant portion of these deposits will remain on deposit at Synovus Bank.

Following the Charter Consolidation, Synovus’ management developed a strategic plan to diversify its funding sources and reduce reliance on volatile funding sources, including national market brokered deposits and Shared Deposit products. The strategic initiatives implemented by Synovus’ management have, and will continue to, reduce Synovus’ dependence on national market brokered deposits and Shared Deposit products primarily through:

•	Allowing partial runoff of maturing brokered deposits

•	Reducing utilization of brokered money market accounts

•	Reduction of Shared Deposit balances as the program expires

•	Maintaining and enhancing local market core deposit base

As of December 31, 2010, national market brokered and Shared deposits combined represented 15.7% of total deposits. At December 31, 2010, national market brokered deposits represented 12.9% of Synovus’ total deposits compared to 18.4% at December 31, 2009. Our current level of national market brokered deposits is higher than the average for banking institutions similar to us. As noted above, we intend to continue to reduce during 2011 the level of these types of deposits.”

3.	We note your response to comments 7 and 8 of our comment letter. Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Item 303 and Release No. 338350 including, but not limited to, the following:

•	disclose the extent to which you are experiencing, directly or indirectly, issues with documentation relating to mortgages for which you are seeking foreclosure;

•	disclose the extent which you have mortgages relating to properties in states in which foreclosures proceed through the courts; and

•	disclose the extent which purchasers of loans you have sold have made demands that you repurchase any of those loans.

Response:

Due to the current industry focus on foreclosure practices and repurchase obligations for mortgage loans originated for sale, Synovus included the following disclosure addressing these issues in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the quarterly period ended September 30, 2010 (pages F-65 and F-66). We will include similar disclosure in the Executive Summary section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2010 Form 10-K and other future filings, as applicable:

“Repurchase Obligations for Mortgage Loans Originated for Sale

Synovus’ wholly-owned subsidiary, Synovus Mortgage Corp. (Synovus Mortgage), originates residential mortgage loans, sells them to third party purchasers, and does not retain the servicing rights. These loans are primarily originated and underwritten internally by Synovus personnel and are primarily to borrowers in Synovus’ geographic market footprint. These sales are typically effected as non-recourse loan sales to government-sponsored entities (GSEs) and non-GSE purchasers.

Each GSE and non-GSE purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse the purchase agreements require Synovus Mortgage to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties, Synovus Mortgage has obligations to either repurchase the loan for the unpaid principal balance (UPB) and related investor fees or make the purchaser whole for the economic benefits of the loan.

To date, repurchase activity pursuant to the terms of these representations and warranties has been minimal and has primarily been associated with the periods from 2005 through 2008. From January 1, 2005 through September 30, 2010, Synovus Mortgage originated and sold approximately $5.2 billion of first lien GSE eligible mortgage loans and approximately $2.4 billion of first and second lien non-GSE eligible mortgage loans. Losses to Synovus arising from such repurchases have been inconsequential.

Based on information currently available, management believes that it does not have significant exposure to contingent losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales. See “Risk Factors” in this report.

Mortgage Loan Foreclosure Practices

Due to the current focus in foreclosure practices of financial institutions nationwide, Synovus evaluated its foreclosure process related to home equity and consumer mortgage loans within its loan portfolio. At December 31, 2010, Synovus had $3.1 billion of home equity and consumer mortgage loans which are secured by first and second liens on residential properties. Of this amount, approximately $905 million consists of mortgages relating to properties in Florida and South Carolina, which are states in which foreclosures proceed through the courts. Foreclosure activity in the home equity and consumer loan portfolio is minimal. Any foreclosures on these loans are handled by designated Synovus personnel and external legal counsel, as appropriate, following established policies regarding legal and regulatory requirements. Synovus has not imposed any freezes on foreclosures. Based on information currently available, management believes that it does not have significant exposure to faulty foreclosure practices. In addition, management believes that the nationwide foreclosure moratorium will not have a material adverse impact to our business.”

4.	Please provide to us and undertake to include in your future filings discussion and analysis of the number and aggregate amount of loans that had their terms extended but not accounted for as non-performing nor troubled debt.

Response:

Synovus confirms to the Staff that Synovus does not offer any specific programs to extend the terms of loans across the portfolio. Any decisions to extend loans are made on a case-by-case basis taking into consideration the specific terms and circumstances of the individual loan. In response to the Staff’s comments we will include the following subsection under the newly captioned “Loan Renewals and Modifications” section (referenced above) of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our 2010 Form 10-K and other future filings to provide an explanation of how we evaluate and grant loan extensions.

“Loan Extensions

Loan extensions are evaluated for determination as to whether the loan should be accounted for as non-performing or troubled debt restructuring. Our policy requires that loans be classified as non-performing when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either principal or interest, unless they are both well-secured and in the process of collection. Additionally, our policy requires that loans be accounted for as troubled debt restructurings if the borrower is “experiencing financial difficulties” and the bank has “granted a concession” (both terms as defined by GAAP). To ensure consistency in application, our policy requires that lending personnel refer to the risk grading of each loan to make the determination as to whether the borrower is experiencing financial difficulties. It should be noted that borrowers whose loans are in the category of classified assets are automatically considered to be experiencing financial difficulties. The determination as to whether the bank has granted a concession is made based on the criteria established in our accounting policy.

Management, considering current information and events regarding a borrower’s ability to repay its obligations, considers a loan to be impaired when the ultimate collectability of all amounts due, according to the contractual terms of the loan agreement, is in doubt. To date, loan extensions have been primarily within the commercial portfolio and generally consist of brief extensions of maturities in situations where the financial statements, tax returns, or other information required for a loan renewal are not available prior to the existing loan’s maturity. Loan extensions have also been made in connection with troubled debt restructurings. These extensions have generally consisted of extensions of maturities of one year or less.

5.	Please provide to us and undertake to include in your future filings discussion and analysis of the amounts any type of loan workouts whereby you have restructured a single existing loan into multiple new loans (i.e., A Note/B Note structure), including the aggregate amount of such loans. Provide analysis of the costs and benefits of this workout strategy, including the impact on interest income and credit classification.

Response:

We have reviewed the recent regulatory guidance regarding loan workouts where a single existing loan is restructured into multiple new loans (e.g., A Note/B Note structure). To date, the total amount of loans that have been restructured into these multiple loan structures has been immaterial. We will continue to consider these type of workouts for our existing loan customers, and will comply with the Staff’s request to include the above information in future filings should the volume of such loans exceed current levels.

6.	Please provide to us and undertake to include in your future filings, if material, the following:

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disclose the extent to which loans have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees and disclose the types of extensions made, how loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Response:

Loans which have been extended at maturity for which we have not considered the loan to be impaired due to the existence of guarantees are not material.

•	disclose in detail how you evaluate the financial ability of a guarantor and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

•	disclose how many times you have sought performance under a guarantee and discuss the extent of the successes;

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when the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee; and

•	discuss the extent of your willingness to enforce the guarantee.

Response:

In response to the Staff’s comment in the foregoing bullets, we will include the following subsection under a newly captioned “Loan Guarantees” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2010 Form 10-K and other future filings.

“Loan Guarantees

In addition to collateral, Synovus generally requires a guarantee from all principals on all commercial real estate and C&I lending relationships. Specifically, Synovus generally obtains unlimited guarantees from any entity (e.g., individual, corporation, or partnership) that owns or controls 50 percent or more of the borrowing entity. Limited guarantees on a pro rata basis are generally required for all 20 percent or more owners.

Synovus evaluates the financial ability of a guarantor through an evaluation of the guarantor’s current financial statements, income tax returns for the two most recent years, as well as financial information regarding a guarantor’s business or related interests. In addition, Synovus analyzes substantial assets owned by the guarantor to ensure that the guarantor has the necessary ownership or control over these assets. For loans that are not considered impaired, the allowance for loan losses is determined based on the risk rating of each loan. The risk rating incorporates a number of factors, including guarantors. If a loan is rated doubtful, with certain limited exceptions, a guarantee is not considered in determining the amount to be charged-off (i.e., the charge-off equals the greater of the amount of the collateral exposure or 50% of the loan balance, in compliance with regulatory requirements).

With the exception of certain loans whose amount is inconsequential, all impaired loans are collateral dependent. The charge-off on these loans is determined based upon the amount of the collateral exposure only.

With certain limited exceptions, Synovus seeks performance under guarantees in the event of a borrower’s default. However, under the current economic environment, and based on the fact that a majority of our problem credits are commercial real estate credits, our success in recovering amounts due under guarantees has been limited.”

Form 10-Q for the Quarterly Period ended September 30, 2010

Management’s Discussion and Analysis, page 34

7.	Please provide to us and revise the section, on page 38, entitled “Strategic Plan” to describe in significantly greater detail your three year strategic plan, consistent with Item 303(a) and Release Number 33-6835, including, but not limited to, the following:

•	identify and analyze the “existing challenges” to which you refer in the first sentence of the first paragraph;

•	identify and analyze the “restructuring imperatives” to which you refer in first sentence of the first paragraph;

•	identify and analyze the “specific goals,” “current priorities,” milestones and key execution tasks” to which you refer in the second paragraph; and

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include detailed analysis, consistent with Item 10(b)(1) and (2) of Item SK, of the basis for your claim, in the last sentence of the second paragraph, that “Synovus will return to profitability during 2011” and provide disclosure consistent with Item 10(b)(3).

Response:

In response to the Staff’s comment, we will include a section captioned “2011-2013 Strategic Plan” under “Item 1. Business” in the 2010 Form 10-K, which is set forth below. This revised disclosure reflects actions taken by Synovus subsequent to the filing of the Form 10-Q for the period ended September 30, 2010 as well as the Staff’s comments. We will review this disclosure on a quarterly basis and revise the disclosure as necessary under Item 10(b)(1) and (2) in our future filings.

2011-2013 Strategic Plan

Since the 2008 economic crisis, Synovus, like many financial institutions, has continued to face a number of challenges. These challenges include the deterioration in the commercial real estate (“CRE”) market and Synovus’ high concentration of its loan portfolio in CRE, specifically in markets that have been severely impacted (particularly the Atlanta and Florida markets). In addition, the increased level of regulation of financial institutions as a result of the Dodd-Frank Act and other regulatory initiatives has added pressure on capital requirements and fee income growth and increased compliance costs. Following the consolidation of its 30 subsidiary banks into a single Georgia state-chartered bank (the “Charter Consolidation”), Synovus undertook an extensive review of its current revenue sources, operations and cost structure to identify opportunities for expense reduction, streamlining of processes and opportunities for long-term growth. As part of this process, Synovus considered published forecasted economic projections of low to moderate gross domestic product (GDP) and projected continued high unemployment rate over the next two years as well as Synovus’ own internal forecasts regarding loan growth, credit costs, deposit trends, revenues and expenses within the Southeastern markets we serve. Synovus also conducted an in-depth review of its entire organization, including internal processes and functions, staffing models and revenue generation as well as its current cost structure. Following this review, in September 2010 Synovus announced an update of its three-year strategic plan to address these challenges and define strategies for expense reduction, streamlining of processes and long-term growth initiatives. The plan’s key strategic elements are focused on the following areas:

•	enhancing the sales and service approach for targeted customer segments;

•	aligning the cost structure with the current size of the organization; and

•	enhancing the customer experience by streamlining processes.

The plan’s stated goals include significant declines in non-performing asset and potential problem loan levels, a further reduction in CRE loan concentration, and substantial growth in the commercial and industrial (“C&I”) loan portfolio. The goals also include substantial cost reductions and capital ratios that exceed regulatory requirements and position Synovus favorably among its peers.

In January 2011, Synovus identified and announced efficiency and growth initiatives implementing the updated strategic plan, including the following:

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Efficiency initiatives expected to generate an estimated $100 million in annual expense savings by the end of 2012, with approximately $75 million of these savings to be realized in 2011. The announced $100 million in annual expense savings will be achieved primarily through the reduction of approximately 850 positions during 2011 across our five-state footprint and through the closing of 39 branches.

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Enhancements to Synovus’ Large Corporate Banking initiative, including the addition of syndicated credit program expertise and realignment of existing personnel, designed to utilize Synovus’ relationship-based delivery model approach to build relationships with larger commercial customers across Synovus’ five-state footprint and connect more commercial customers with Synovus’ full suite of specialized commercial banking products and services, including private banking, treasury management, asset-based lending insurance, wealth management.

•	Streamlining of processes and enhanced product offerings and technology to improve the customer experience and reduce operating inefficiencies.

There can be no assurance that Synovus will realize the anticipated cost savings and other benefits of its strategic plan or efficiency and growth initiatives. See “Part I – Item 1A. Risk Factors – “We may not realize the expected benefits from our 2011-2013 Strategic Plan” in this Report.”

In addition, as requested in the Staff’s letter of December 2, 2010, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the foregoing, please contact the undersigned at (770) 644-2485.

Very truly yours,

/s/ Alana L. Griffin

Alana L. Griffin
Deputy General Counsel

cc:	Kessel D. Stelling, Jr.

Thomas J. Prescott

Liliana C. McDaniel